SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)

MERCARI COMMUNICATIONS GROUP, LTD.

(Name of Issuer)

Common Stock, $0.00001 Par Value (Title of Class of Securities)

587572 30 6 (CUSIP Number)

John Patrick Kanouff 2525 E. Cedar Avenue Denver, CO 80209 303 623 0203 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2007 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d -1(e), 240.13d -1(f) 240.13d -1(g), check the following box. ¨

     Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 587572 30 6		PAGE 2

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
John Patrick Kanouff

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ¨
	Not applicable.	(b) ¨
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,510,126
BY	8.	SHARED VOTING POWER
EACH		0
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		2,510,126
WITH	10.	SHARED DISPOSITIVE POWER
		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,126

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 587572 30 6 PAGE 3

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $.00001 par value (“Common Stock”) of Mercari Communications Group, Ltd., a Colorado corporation (“Company”), with principal executive offices located at 2525 E. Cedar Avenue, Denver, Colorado 80209.

Item 2. Identity and Background.

The person filing this schedule is John Patrick Kanouff, an individual, whose residence address is 2525 E Cedar Ave, Denver, CO 80209. Mr. Kanouff is a citizen of the United States of America. During the past five years, Mr. Kanouff has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kanouff is the sole owner and member of Kanouff, LLC, a Colorado limited liability company with principal offices located at 2525 E Cedar Ave, Denver, CO 80209. The principal occupation of Mr. Kanouff is performing business consulting services on behalf of Kanouff, LLC.

Item. 3. Source and Amount of Funds or Other Consideration.

On November 27, 2007, Kanouff, LLC purchased 750,000 shares of the Company’s Common Stock from the Company in exchange for $7,500 in cash. The consideration paid by Kanouff, LLC to the Company for such shares was paid from the working capital of Kanouff, LLC. Mr. Kanouff, the sole owner and member of Kanouff, LLC, contributed such working capital to Kanouff, LLC.

Item 4. Purpose of Transaction.

Kanouff, LLC purchased the 750,000 shares of Common Stock from the Company in order to provide the Company with working capital. Mr. Kanouff has no current plans or proposals which relate to or would result in :

(a)	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or of its subsidiaries;
(d)	any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board;
(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company’s business or corporate structure;
(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j)	any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP No. 587572 30 6 PAGE 4

(a)	As of November 27, 2007, the Company had about 5,562,897 shares of Common Stock outstanding, of which Mr. Kanouff beneficially owned 2,510,126 shares, representing about 45.2% of the outstanding Common Stock of the Company.
(b)	Mr. Kanouff has the sole power to vote and sole power to dispose of the 2,510,126 shares of Common Stock of the Company beneficially owned by him.
(c)	Except for the acquisition of the 2,510,126 shares of the Common Stock of the Company described in Item 3 of this Schedule 13D, Mr. Kanouff has not engaged in any transactions in the Common Stock of the Company during the 60 days prior to November 27, 2007.
(d)	All 2,510,126 shares of Common Stock of the Company beneficially owned by Mr. Kanouff are directly owned by Kanouff, LLC. Mr. Kanouff is the sole owner and member of Kanouff, LLC. Except as otherwise disclosed herein, Mr. Kanouff does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,510,126 shares of Common Stock of the Company beneficially owned by him.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 27, 2007

/s/ John P. Kanouff